July 28, 2014

VIA EDGAR CORRESPONDENCE

Ms. Tia Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldcorp, Inc.
Form 40-F for Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-12970

Dear Ms. Jenkins:

On behalf of our client, Goldcorp, Inc. (the “Company”), we are responding to your letter dated July 18, 2014 to Charles A. Jeannes, the Company’s Chief Executive Officer (the “Comment Letter”), pursuant to which you have requested that the Company provide you with certain information by August 1, 2014. In order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional ten business days (until August 15, 2014) to respond to your Comment Letter.

Thank you for your consideration of this matter. If you have any questions regarding this matter, please do not hesitate to contact me at the numbers set forth above.

Sincerely,

/s/ David S. Stone

David S. Stone

cc:	Lindsay Hall
Charlene Ripley, Esq.